INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

September 26, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the All Terrain Opportunity Fund

Ladies and Gentlemen:

At the requrest of Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”), this letter provides additional information with respect to the Registrants registration statement filed on Form N-1A with respect to the All Terrain Opportunity Fund (the “Fund”), a series of the Registrant. In particular, this letter provides (i) the completed “Fees and Expenses” table of the Fund and (ii) the additional “Inverse ETF” disclosure.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the section titled "Class A Shares Purchase Programs" on page 17 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)		Class A		Class C		Class I
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		None		None		None
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$15		$15		$15
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.50%		1.50%		1.50%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses1		1.32%		1.32%		1.32%
Shareholder servicing fee	0.10%		0.10%		0.10%
All other expenses	1.22%		1.22%		1.22%
Acquired fund fees and expenses1		0.34%		0.34%		0.34%
Total annual fund operating expenses		3.41%		4.16%		3.16%
Fees waived and/or expenses reimbursed2		(1.12%)		(1.12%)		(1.12%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses		2.29%		3.04%		2.04%

1	“Other expenses” and “acquired fund fees and expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.
2
The Fund’s advisors have contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.95%, 2.70% and 1.70% of the average daily net assets of Class A, Class C and Class I shares of the Fund, respectively.  This agreement is in effect until December 31, 2015, and it may be terminated before that date only by the Trust’s Board of Trustees.  The Fund’s advisors are permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period of three years from the date of the waiver or payment.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class A	$794	$1,465
Class C	$307	$1,162
Class I	$207	$870

Prospectus:

Principal Risks of Investing

Inverse ETF Risk.  Inverse ETFs are ETFs that are constructed by using various derivatives for the purpose of profiting from a decline in the value of an underlying benchmark. Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. Unlike traditional funds, shareholders of inverse ETFs will lose money when the underlying benchmark rises. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed.

More About the Fund’s Investment Objective, Principal Investment Strategies and Risks

•
Inverse ETF Compounding Risk.  As a result of compounding and because an inverse ETF has a single day investment objective, an inverse ETF’s performance for periods greater than a single day is likely to be either better or worse than the benchmark index performance times the stated multiple in the inverse ETF’s investment objective, before accounting for fees and fund expenses. Compounding affects all investments, but has a more significant impact on an inverse ETF. Particularly during periods of higher index volatility, compounding will cause results for periods longer than a single day to vary from the inverse of the return of the benchmark index. This effect becomes more pronounced as volatility increases.

•
Inverse ETF Correlation Risk.  A number of factors may affect an inverse ETF’s ability to achieve a high degree of inverse correlation with the benchmark index, and there can be no guarantee that an inverse ETF will achieve a high degree of inverse correlation. Failure to achieve a high degree of inverse correlation may prevent an inverse ETF from achieving its investment objective. The percentage change of an inverse ETF’s NAV each day may differ, perhaps significantly, from the inverse of the percentage change of the benchmark index on such day.

In order to achieve a high degree of inverse correlation with its benchmark index, an inverse ETF may seek to rebalance its portfolio daily to keep exposure consistent with its investment objective. Being materially over- or under-exposed to its benchmark index may prevent an inverse ETF from achieving a high degree of inverse correlation with the benchmark index. Market disruptions or closure, regulatory restrictions or extreme market volatility will adversely affect an inverse ETF’s ability to adjust exposure to requisite levels. The target amount of portfolio exposure is impacted dynamically by benchmark index’s movements. Because of this, it is unlikely that an inverse ETF will have perfect inverse exposure to its benchmark index at the end of each day and the likelihood of being materially over- or under-exposed is higher on days when its benchmark index level is volatile near the close of the trading day.

A number of other factors may also adversely affect an inverse ETF’s inverse correlation with its benchmark index, including fees, expenses, transaction costs, financing costs associated with the use of derivatives, income items, valuation methodology, accounting standards and disruptions or illiquidity in the markets for the securities or financial instruments in which the inverse ETF invests. An inverse ETF may not have investment exposure to all securities in its benchmark index, or its weighting of investment exposure to such securities may be different from that of its benchmark index. In addition, an inverse ETF may invest in securities or financial instruments not included in its benchmark index. As a result, developments regarding the performance of those securities and financial instruments in which an inverse ETF invests could result in a greater decline in NAV than would be the case if the inverse ETF’s holdings precisely replicated the securities and weights of its benchmark index. An inverse ETF may also be subject to large movements of assets into and out of the ETF, potentially resulting in the inverse ETF being over- or under-exposed to its benchmark index. Activities surrounding benchmark index reconstitutions or other benchmark index rebalancing events may hinder an inverse ETF’s ability to meet its daily investment objective on or around that day.

Statement of Additional Information:

Inverse ETFs

Inverse ETFs seek to negatively correlate with the performance of a particular index by using various forms of derivative transactions, including by short-selling the underlying index. An investment in an inverse ETF will decrease in value when the value of the underlying index rises. By investing in inverse ETFs, the Fund can commit fewer assets to the investment in the securities represented on the index than would otherwise be required.

Inverse ETFs present all of the risks that regular ETFs present. In addition, inverse ETFs determine their return over a specific, pre-set time period, typically daily, and, as a result, there is no guarantee that the ETF's actual long term returns will be equal to the daily return that the Fund seeks to achieve. Furthermore, because inverse ETFs achieve their results by using derivative instruments, they are subject to the risks associated with derivative transactions, including the risk that the value of the derivatives may rise or fall more rapidly than other investments, thereby causing the ETF to lose money and, consequently, the value of the Fund's investment to decrease. Investing in derivative instruments also involves the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses to the ETF. Short sales in particular are subject to the risk that, if the price of the security sold short increases, the inverse ETF may have to cover its short position at a higher price than the short sale price, resulting in a loss to the inverse ETF and, indirectly, to the Fund. An ETF's use of these techniques will make the Fund's investment in the ETF more volatile than if the Fund were to invest directly in the securities underlying the tracked index, or in an ETF that does not use derivative instruments. However, by investing in an inverse ETF rather than directly purchasing and/or selling derivative instruments, the Fund will limit its potential loss solely to the amount actually invested in the ETF (that is, the Fund will not lose more than the principal amount invested in the ETF).

Inverse ETF performance for periods greater than a single day can be estimated given any set of assumptions for the following factors: a) benchmark index volatility; b) benchmark index performance; c) period of time; d) financing rates associated with inverse exposure; e) other fund expenses; and f) dividends or interest paid with respect to securities in the benchmark index. The chart below illustrates the impact of two principal factors—index volatility and index performance—on the performance of an inverse ETF. The chart shows estimated fund returns for a number of combinations of benchmark index volatility and benchmark index performance over a one-year period. Performance shown in the chart assumes: (a) no dividends paid with respect to securities included in the benchmark index; (b) no fund expenses; and (c) borrowing/lending rates (to obtain inverse exposure) of zero percent. If fund expenses and/or actual borrowing/lending rates were reflected, the inverse ETF’s performance would be different than shown.

Areas shaded darker represent those scenarios where an inverse ETF can be expected to return less than the inverse of the performance of its benchmark index.

The foregoing table is intended to isolate the effect of benchmark index volatility and benchmark index performance on the return of an inverse ETF. For example, an inverse ETF may incorrectly be expected to achieve a -20% return on a yearly basis if the benchmark index return were 20%, absent the effects of compounding. However, as the table shows, with benchmark index volatility of 50%, the inverse ETF could be expected to return -35.1% under such a scenario. An inverse ETF’s actual returns may be significantly better or worse than the returns shown above as a result of any of the factors discussed above or in the discussion of “Inverse ETF Correlation Risk” in the Prospectus.

*  *  *  *  *
The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kiran Dhillon (626-385-5770) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Assistant Secretary

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